Dr. Brian Brazzo
Board Member, Love Sun Body, Inc. (2020 - present)

Dr. Brazzo is a board-certified ophthalmologist and a fellowship-trained plastic surgeon. His practice is devoted to the most advanced techniques in ophthalmic plastic surgery. He is a graduate of Harvard Medical School and University of Pennsylvania. Dr. Brazzo is currently an attending surgeon at the New York Eye and Ear Infirmary and the New York Presbyterian Hospital, as well as a consultant at Weill Cornell Medical College. He is recognized as one of the most experienced cosmetic and oculoplastic surgeons New York has to offer. Clinically, he specialized in the care of patients with cosmetic and reconstructive concerns of the area around the eyes, including the eyelids, orbit and lacrimal systems. He has performed cosmetic surgery on some of the most famous names in the entertainment industry. Dr. Brazzo is a board member of Love Sun Body, Inc. and participates in regular board meetings. Dr. Brazzo provides samples of Love Sun Body face, body and tinted face sunscreen formulas to his patients.